                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                              Rexene Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   761683101
                                (CUSIP Number)

                                 Dave C. Swalm
                               11102 Hedwig Lane
                             Houston, Texas 77024
                                (713) 932-9750

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 28, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 761683101                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Dave C. Swalm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF/WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                      [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          350,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,500,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          350,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,850,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      9.840%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     This statement relates to shares of Common Stock, par value $0.01 per share of Rexene Corporation ("Rexene"). Rexene maintains its principal executive offices at 5005 L.B.J. Freeway, Dallas, Texas 75244.

Item 2.  Identity and Background
         -----------------------

a. This Statement on Schedule 13D is being filed by Dave C. Swalm, individually, and as the Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; a Trustee of The Swalm Foundation; as an individual Co-Trustee of the David Clarkston Swalm, Jr. Trust, dated July 6, 1972; and as the sole participant in the David C. Swalm IRA Account No. 8884. As a result of Mr. Swalm's position as a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; a Co-Trustee of the David Clarkston Swalm, Jr. Trust dated July 6, 1972; a Trustee of The Swalm Foundation; and as a participant in the Dave C. Swalm IRA Account No. 8884, he is deemed to beneficially own the Rexene shares owned by each of said entities. Mr. Swalm; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; the David Clarkston Swalm, Jr. Trust dated July 6, 1972; The Swalm Foundation; and the Dave C. Swalm IRA Account No. 8884 are not a group.

     The names and addresses of the other Trustees of the listed trusts and foundation are shown on Exhibit "A".

b.  Business Address:  11102 Hedwig Lane, Houston, Texas 77024.

c. Principal Occupation: Mr. Swalm is a retired executive. Mr. Swalm is active in the affairs of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; The Swalm Foundation; the David Clarkston Swalm, Jr. Trust dated July 6, 1972; the Dave C. Swalm IRA Account No. 8884; and his own personal investments.

d. Mr. Swalm has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) during the last five years.

e. Mr. Swalm has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

f.   Mr. Swalm is a United States citizen.

Item 3.  Source and Amount of Funds or Other Considerations
         --------------------------------------------------

          All of the shares of Common Stock of Rexene purchased by Mr. Swalm were purchased with his personal funds. All of the shares of Common Stock of Rexene purchased by the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, the David Clarkston Swalm, Jr. Trust, The Swalm Foundation, and the Dave C. Swalm IRA Account No. 8884 were purchased out of working capital and the funds of each entity, respectively. None of the purchase funds were borrowed or otherwise obtained for the purpose of purchasing the Rexene stock.

Item 4.  Purpose of Transaction
         ----------------------

          All of the shares of Common Stock of Rexene purchased by Dave C. Swalm, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. l, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, the David Clarkston Swalm, Jr. Trust dated July 6, 1972, The Swalm Foundation and the Dave C. Swalm IRA Account 8884 were purchased as an investment. At this time, neither Mr. Swalm nor any of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Unitrust No. 2, the David Clarkston Swalm, Jr. Trust dated July 6, 1972, The Swalm Foundation and the Dave C. Swalm IRA Account No. 8884 has any plans with respect to Rexene, except that each of the parties may continue to purchase Common stock or sell the Common Stock based on its evaluation of the Common Stock as an investment. Mr. Swalm has no intention to seek election as a director or officer of Rexene or to propose nominees for director; further, Mr. Swalm has no interest or intent to serve as a consultant to or employee of Rexene or to engage in any business relationship with Rexene.

          Mr. Swalm has been in the petrochemical business for more than 40 years and has previously served as Chairman of the Board and CEO of petrochemical companies. In such positions he has become familiar with the chemicals industry, participants in the industry, industry prospects and officers, directors and executives of many of the companies in the industry, including Rexene. Mr. Swalm is personally acquainted with Andrew Smith, Chairman and Chief Executive Officer of Rexene. However, he has no agreement, understanding or contract with Mr. Smith regarding Mr. Swalm's purchase of Rexene shares, future participation in Rexene or voting of the Rexene shares purchased by Mr. Swalm or the other entities described herein. Mr. Swalm purchased the Rexene stock strictly for investment purposes and not with a view to acquiring control of Rexene; changing directors or management; engaging in an extraordinary transaction; causing the liquidation or sale of assets of Rexene, change in Rexene's structure or business, or any change to Rexene's charter, bylaws or any other agreement; cause the issuance of additional shares of Common Stock of Rexene, termination of listing of Rexene's Common Stock, termination of registration of Rexene's Common Stock or any other similar action. Mr. Swalm has not sought or been offered a position on the Board of Directors of Rexene or employment by Rexene and has no intention to seek any such status. Mr. Swalm has no agreement or understanding with Andrew Smith, Chairman of Rexene, or any other officer or director with respect to his purchase, holding, voting or disposing of the Rexene's Common Stock.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

a. Mr. Swalm owns 350,000 shares of Common Stock of Rexene (1.862%) outright and is deemed to be beneficial owner of 1,500,000 shares of Common Stock of Rexene (7.978%) owned by the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 (450,000 shares); the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 (350,000 shares); the David Clarkston Swalm, Jr. Trust dated July 6, 1972 (300,000 shares); The Swalm Foundation (300,000 shares); and the Dave C. Swalm IRA Account No. 8884 (100,000 shares).

     Attached hereto as Exhibit "X" is a schedule of the date, number of shares, cost per share, total purchase price for shares of Common Stock of Rexene purchased for Dave C. Swalm; Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; the David Clarkston Swalm, Jr. Trust dated July 6, 1972; The Swalm Foundation; and the Dave C. Swalm IRA Account No. 8884.

b. Mr. Swalm has sole power to vote and sole power to dispose of 350,000 shares of Common Stock of Rexene. Mr. Swalm has shared power to vote and shared power to dispose of the 1,500,000 shares of Common Stock owned by the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 (450,000 shares); the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 (350,000 shares); the David Clarkston Swalm, Jr. Trust dated July 6, 1972 (300,000 shares); The Swalm Foundation (300,000 shares); and the Dave C. Swalm IRA Account No. 8884 (100,000 shares). Since Mr. Swalm is a Trustee of each of the entities other than the David C. Swalm IRA Account No. 8884, the Trustees of each have the power to vote and the power to dispose of the shares owned by it. Mr. Swalm is the sole participant of the Dave C. Swalm IRA Account No. 88884 and has the power to direct the vote and the power to direct the disposition of the shares owned by the IRA. The information required by Item 2, as to each Trustee of each of the above entities is provided on Exhibit "A" hereto.

c.   All purchases were open market purchases through registered brokers.

d. Beneficiaries of the listed trusts and donees of the foundation and Unitrusts may benefit from dividends paid on the Rexene stock and/or sale proceeds; no person or entity other than Mr. Swalm will receive any benefit from five percent of the outstanding Rexene stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
         --------------------------------------------------------

          There are no contracts, understandings or agreements between Mr. Swalm and any of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, the David Clarkston Swalm, Jr. Trust dated July 6, 1972, The Swalm Foundation, and the Dave C. Swalm IRA Account No. 88884, or between Mr. Swalm and Rexene Corporation with respect to any of the securities of Rexene. Under the various agreements forming the Trusts and the IRA Account, Mr. Swalm has rights to name trustees and to participate in voting and purchase and sale decisions.

     The entities listed in this Schedule 13D are the only entities with which Mr. Swalm is acting, and he is acting with such entities only because he is a director, trustee, settlor or beneficiary of such entities. In his capacity as director or trustee he has caused the entities to purchase Rexene stock because he believes it is a good investment for such entity. There are no formal agreements among the entities and Mr. Swalm to act jointly; if Mr. Swalm were to cease to be a director or trustee of any of the entities, the entity has no contractual obligation or understanding with Mr. Swalm which would influence, affect or control the entity's decision to continue to own or sell Rexene stock, purchase additional stock or vote the stock in any particular manner.

     Mr. Swalm has no agreement, understanding or relationship with any officer, director or employee of Rexene the result of which has any influence on Mr. Swalm's decisions on how to vote Rexene stock, whether to buy Rexene stock or whether to sell Rexene stock, nor does he have any right or power to influence such decisions by any officer, director or employee of Rexene. Mr. Swalm's personal aquaintanceship with certain officers and directors of Rexene does not constitute an arrangement, understanding, contract or agreement with respect to Rexene or its securities, any such arrangement, understanding, contract or agreement is disclaimed by Mr. Swalm.

Item 7.  Material to be filed as Exhibits
         --------------------------------

           Not applicable.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.


Dated:
February 28, 1997          /s/ Dave C. Swalm
                          ------------------------------------
                               Dave C. Swalm

                          EXHIBIT "A" TO ITEMS 2 AND 5
                          ----------------------------

           The Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 are as follows:

           Dave C. Swalm, Beth Swalm and Mark C. Mendelovitz.

          The principal occupation of each of the Trustees of the Dave and Beth
C. Swalm Charitable Remainder Unitrust No. 1 (other than Dave C. Swalm) is as follows:

           Beth Swalm             President of The Swalm Foundation

           Mark C. Mendelovitz    Certified Public Accountant

           The Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 are as follows:

           Dave C. Swalm, Beth Swalm and Mark C. Mendelovitz.

          The principal occupation of each of the Trustees of the Dave and Beth
C. Swalm Charitable Remainder Unitrust No. 2 (other than Dave C. Swalm) is as follows:

           Beth Swalm             President of The Swalm Foundation

           Mark C. Mendelovitz    Certified Public Accountant

          Dave C. Swalm and Beth Swalm are the income beneficiaries of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 and the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2.

          The Swalm Foundation is the beneficiary of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 and The Swalm Foundation and the Zephyr Foundation are equal beneficiaries of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2.

          The business address of the Dave and Beth Swalm Charitable Remainder Unitrust No. 1 and the Dave and Beth Swalm Charitable Remainder Unitrust No. 2 is 11102 Hedwig Lane, Houston, Texas 77024.

           The Co-Trustees of the David Clarkston Swalm, Jr. Trust dated July 6, 1972 are as follows:

           Dave C. Swalm and River Oaks Trust Company, Co-Trustees.

          The Trustee of the Dave C. Swalm IRA Account No. 8884 is River Oaks Trust Company. The business address of River Oaks Trust Company is 2001 Kirby at San Felipe, P. O. Box 4886, Houston, Texas 77210-4886.

           The Trustees of The Swalm Foundation are as follows:

          Dave C. Swalm, Beth Swalm, Mark C. Mendelovitz, Lisa Marie Swalm Frantz, David Clarkston Swalm, Jr., and Valerie White.

           The principal occupation of each of the Trustees of the Swalm Foundation (other than Dave C. Swalm) is as follows:

           Beth Swalm                    President of The Swalm Foundation

           Mark C. Mendelovitz           Certified Public Accountant

           Lisa Marie Swalm Frantz       Housewife

           David Clarkston Swalm, Jr.    Investments

           Valerie White                 Housewife

           The business address of The Swalm Foundation is 11102 Hedwig Lane, Houston, Texas 77024.

     The residence address of Mark C. Mendelovitz is 4817 Country Club View, Baytown, Texas 77521.

     The residence address of Lisa Marie Swalm Frantz is 3 Our Lane Place, Houston, Texas 77024.

     The residence address of David Clarkston Swalm, Jr. is 2509 Casey Key Road, Nokomis, Florida 34275-3359.

     The residence address of Valerie White is Route 1, Box 98, Wellington, Texas 79095.

     None of the aforesaid Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, The Swalm Foundation, and the David Clarkston Swalm, Jr. Trust dated July 6, 1972, or David C. Swalm IRA #8884 has been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors) during the last five years.

          None of the aforesaid Trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

           All of the aforesaid Individual Trustees are United States citizens.

                            EXHIBIT "X" TO ITEM 5A.
                            -----------------------

          The following is a schedule of the date, number of shares, price per share, and total purchase price of Common Stock of Rexene Corporation purchased by the hereinafter identified entities:

 1.  Dave C. Swalm

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
12/4/96                 58,200                13.28             772,896.00
12/5/96                 91,800                13.89           1,274,918.40
12/6/96                 50,000                13.75             687,575.00
1/16/97                 10,000                13.90             139,050.00
1/16/97                 74,900                13.92           1,042,652.94
1/17/97                 25,100                13.98             351,023.50
2/3/97                  40,000                14.03             561,200.00
                       -------
    Total              350,000


2.  Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
11/27/96               22,150                13.28              294,152.00
12/2/96                34,300                13.28              455,504.00
12/3/96                16,000                13.28              212,480.00
12/4/96                27,550                13.28              365,864.00
12/5/96                89,100                13.89            1,237,420.80
12/6/96                10,900                13.75              149,891.35
12/10/96               23,850                13.65              325,671.75
12/10/96               23,850                13.65              325,671.75
12/11/96               22,150                13.53              299,689.50
12/11/96               22,150                13.53              299,689.50
12/13/96                2,500                13.53               33,825.00
12/16/96               55,500                13.53              750,915.00
1/15/97                76,450                13.90            1,063,037.25
1/16/97                23,550                13.92              327,830.13
                      -------
    Total             450,000

3.  Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
11/27/96                 22,150              13.28           294,152.00
12/2/96                  34,300              13.28           455,504.00
12/3/96                  16,000              13.28           212,480.00
12/4/96                  27,550              13.28           365,864.00
12/5/96                  89,100              13.89         1,237,420.80
12/6/96                  10,900              13.75           149,891.35
1/15/97                  76,450              13.90         1,063,037.25
1/16/97                  23,550              13.92           327,830.13
2/3/97                   50,000              14.03           701,500.00
                        -------
    Total               350,000

4.  The David Clarkston Swalm, Jr. Trust dated July 6, 1972.

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
1/16/97                    50,000            13.89            696,030.00
1/17/97                    44,900            13.96            627,926.50
1/20/97                     6,300            13.95             88,076.52
1/21/97                    12,100            14.00            169,763.00
1/23/97                     1,700            13.88             23,638.50
1/24/97                    35,000            14.00            491,050.00
1/27/97                    13,000            14.00            182,390.00
1/28/97                    30,000            14.00            420,900.00
1/29/97                     7,000            14.00             98,210.00
1/31/97                    50,000            14.00            701,500.00
2/3/97                     50,000            14.00            701,500.00
                          -------
                 Total    300,000

5.  The Swalm Foundation

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
12/30/96                      500             13.40               6,702.50
1/9/97                     51,400             13.90             714,717.00
1/10/97                    13,600             13.81             187.858.16
1/13/97                    32,700             13.90             454.693.50
1/14/97                    81,800             13.90           1,137,429.00
1/16/97                    20,000             13.92             278,412.00
1/29/97                    18,000             14.03             252,540.00
1/30/97                    38,000             14.03             533,140.00
1/31/97                    20,000             14.03             280,600.00
2/3/97                     24,000             14.03             336,720.00
                          -------
    Total                 300,000

6.  Dave C. Swalm IRA Account No. 8884.

                     No. of Shares
                     ---------------
Date of Purchase      Purchased          Price Per Share      Total Cost
-----------------    ---------------    -----------------    -------------
1/23/97                  45,400               13.99           636,462.60
1/24/97                   2,600               14.04            36,576.80
1/27/97                   2,000               14.00            28,060.00
2/3/97                   50,000               14.00           701,500.00
                        -------
    Total               100,000